SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

COMMISSION FILE NUMBER 1-1136

A.    Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE
NEW YORK, NY 10154
(212) 546-4000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY EMPLOYEE INCENTIVE THRIFT PLAN
Date: May 22, 2018	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available For Benefits – As of December 31, 2017 and 2016	3
Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2017	4
Notes to Financial Statements	5 to 12
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2017	S-1
EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan
and the Bristol-Myers Squibb Company Savings Plan Committee:

Opinion to the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including it form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that responds to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Withum Smith + Brown, PC

Whippany, New Jersey
May 22, 2018

We have served as the auditor of the Plan since 2010.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

(Dollars in Thousands)	2017	2016
Assets:
Participant directed investments:
Plan's interest in the Savings Plan Master Trust, at fair value (Note 4)	$62,959	$54,980
Plan's interest in the Savings Plan Master Trust, at contract value (Note 5)	9,245	9,151
Plan's interest in the Savings Plan Master Trust	72,204	64,131

Receivables:
Employer contributions	309	309
Participant contributions	27	30
Notes receivable from participants	586	606
Total receivables	922	945

Net Assets Available for Benefits	$73,126	$65,076

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

(Dollars in Thousands)
Additions:

Plan’s share of net investment income in the Savings Plan Master Trust	$7,591
Contributions:
Employer contributions	1,109
Participant contributions	1,852
Rollover contributions	4,136
Interest on notes receivable from participants	27
Total additions	14,715

Deductions:

Distributions and withdrawals	(6,631)
Administrative expenses	(34)
Total deductions	(6,665)

Increase in net assets	8,050

Net Assets Available for Benefits:
Beginning of Year	65,076
End of Year	$73,126

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan – The Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Plan) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and is sponsored by Bristol-Myers Squibb Company (the Company or BMS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under section 401(a) of the Code.

The description of the Plan in the following notes provides only general information and does not modify any provision of the Plan. Participants should refer to the Plan’s governing documents for more complete disclosure of the Plan’s provisions.

Plan Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Plan and named fiduciary with respect to Plan assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Plan. The assets of the Plan are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Employee Eligibility – In general, any United States employee who is scheduled to work 1,000 hours and is covered by a collective bargaining agreement that provides for participation in the Plan is eligible to participate following their date of hire, although the Company matching contributions do not begin until an eligible employee has completed six months of service as prescribed by the Plan document.

Participant Contributions – Participants can elect to contribute up to 25% of his or her eligible compensation on a pre-tax and/or after-tax basis, in all events, subject to Internal Revenue Service (IRS) annual limits and non-discrimination test results. The definition of eligible compensation applies for the purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and includes base salary or wages, overtime and shift differentials, and bonuses. If an eligible employee does not enroll, automatic contributions begin starting with the first available payroll period after six months of employment from the employee’s date of hire. These automatic contributions will be identical to pre-tax contributions elected by a participant, including immediate 100% vesting and matched on the same terms. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, excluding any bonus pay. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Plan also has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Plan of 1% to 3% annually, subject in all events to the Plan’s maximum deferral rate of 25%. Upon taking a hardship distribution, participant contributions are generally suspended for six months.

The Plan allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable IRS and Plan limits. Catch-up contributions can be from 1% to 25% of the participant’s annual benefit salary or wages, but was limited to $6,000 in 2017. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes a matching contribution equal to one dollar for each dollar of participant contributions not to exceed 5% of the participant’s eligible compensation, upon completion of six months of employment. The Company may make an additional annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Plan. The additional annual contribution will be determined as a defined percentage of salary or wages, which ranges from 1% to 2%, and will be based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed as defined in the Plan documents, on the last business day of the plan year for which the contribution is made in order to receive an additional annual contribution. The limited exceptions include otherwise eligible employees not actively at work on the last day of the year due to death or retirement during the year.

Investment Decisions - The Plan gives participants the opportunity to direct the manner in which contributions made to the Plan in their name, including their contributions and Company contributions, are invested among a variety of investments. All contributions were invested in any one or more of the funds or the self-directed brokerage investment option, all of which comprise the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust” for further information regarding investments.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Effective September 1, 2016, the Plan was amended to provide for a 25% maximum investment percentage limit on modifications to contribution allocations and/or exchanges of balances into the Company Stock Fund. Any exchanges of existing fund balances into the Company Stock Fund on or after September 1, 2016, were limited to 25% of a participants' total market value in the Program. There is no requirement for a participant to exchange funds out of the Company Stock Fund to reduce to the 25%. Also, if as of September 1, 2016, a participant changes his/her investment mix allocation election for future contributions and the direction impacts any investment mix that includes the Company Stock Fund, the participant is required to modify the allocations to adhere to the Company Stock Fund 25% maximum.

Participant Accounts – Each participant’s account under the Plan is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Plan earnings and allocated unused revenue credits and is charged with participant withdrawals and distributions, and the participant’s respective share of Plan losses. The benefit to which a participant is entitled is the participant’s vested Plan amount.

Notes Receivable from Participants – While employed, a participant may request a loan from the Plan. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s vested account balance under the Plan, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. As permitted by IRS regulations and the terms of the Plan, loans are secured by the balance in the participants' accounts and bear interest at fixed rates which are determined when the loans are issued and are based on a formula set by the Committee in the Plan documents. Repayments and interest are credited to the Plan account of the participant. Such currently outstanding loans mature through 2027.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Plan and excise taxes imposed by the Code.

Vesting – Matching and additional annual contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, a participant will become 100% vested in matching contributions regardless of his or her years of service. A participant is always 100% vested in their pre-tax, after-tax, rollover contributions from other plans and catch-up contributions as well as any earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited (as of the earlier of: (1) when the participant receives a distribution, or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Plan administration. During the year ended December 31, 2017, forfeitures were used to reduce Plan expenses by $0.7 thousand and there were no forfeitures used to reduce matching contributions at December 31, 2016. The balance of unused forfeited funds available was $11 thousand and $15 thousand at December 31, 2017 and 2016, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated and all prior service will be taken into account for vesting purposes and may immediately enroll in the Plan.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments for a period between two and fifteen years, and in the event there are minimum required distributions, the installment payment period shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death), or (3) an annuity for employees hired prior to October 1, 1994. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Method of Payment – Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Company stock for the portion of the account invested in the Company Stock Fund.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Net Transfers – A participant's account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant's account could also be transferred to another company's qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no material amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2017 and 2016.

Termination of the Plan – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, to amend and to terminate the Plan at any time at its sole discretion in accordance with the provisions of ERISA. If the Plan is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Revenue Credit Account - Under the agreement between Fidelity Workplace Investing LLC and the Company, Fidelity Workplace Investing LLC makes deposits to this account in the amount of the revenue credit received from each investment manager and calculated for each quarter using the fund balances in the Plan. Amounts in this account are used to offset Plan administrative expenses, and any amounts unused for expenses may be allocated to participant accounts.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

New Accounting Pronouncements - In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Company does not expect this update to have a material impact on the Plan's financial statements.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. Delinquent notes receivable are classified as distributions based upon the terms of the Plan document.

Investment Valuation – The assets of the Plan, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program are maintained in the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “Note 3 - Fair Value Measurement.”

Income Recognition – Interest, dividends, and gains/(losses) from participation in the Savings Plan Master Trust are allocated to the Plan based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Plan’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is recorded as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Realized gains and losses for security transactions are recorded using the average cost method.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Administrative Expenses – All expenses incurred by the Plan are the obligation of the Plan and are payable from the Savings Plan Master Trust fund’s assets unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. There were no reimbursements made to the company in 2017. Fees charged to the Plan for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Plan’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the synthetic guaranteed investment contract (GIC) issuers. However, synthetic GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Plan’s financial statements.

Income Taxes and Tax Status – In the Plan’s latest determination letter dated October 29, 2012, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Since receiving the determination letter, the Plan was amended and the Company believes, to the best of its knowledge, that the Plan is still in compliance with the Code. The Company believes, to the best of its knowledge, that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and ERISA, and that the Plan and the Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501(a) of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Plan. The Company applied for an updated determination letter during 2016. The application is currently under review by the IRS.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a related tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

There have been no material tax related interest or penalties for the periods presented in the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

The fair value of financial instruments are classified into one of the following categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:
Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.

Level 2:
Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. There were no Level 2 investments as of December 31, 2017 and 2016.

Level 3:
Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2017 and 2016.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•
Mutual funds held by the Plan are open-end mutual funds which are actively traded and registered with the U.S. Securities and Exchange Commission. These funds are valued at quoted market prices which represent the net asset value (NAV) of shares held at year end.

•	Money market funds are valued at cost plus interest earned, which approximates fair value.

•	Brokerage self-directed investments primarily consist of mutual funds and common stocks that are valued at readily determinable quoted market prices.

•
Common collective trust (CCT) fair values are determined by the respective trust managers using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2017 and 2016. CCTs can be redeemed daily.

•
The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company. In addition, the Company Stock Fund also invests approximately 1% of its balance in money market instruments. Participant ownership is measured in units of the fund instead of shares of stock. The Savings Plan Master Trust directly owns the shares of common stock of Bristol-Myers Squibb Company. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

•
Synthetic GICs held directly by the Savings Plan Master Trust in the Fixed Income Fund are fully benefit-responsive and valued at contract value which is the amount that participants would normally receive if they were to initiate permitted transactions under the terms of the Plan.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Plan’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Plan’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. There were no transfers between Levels 1, 2 and 3 during 2017 or 2016.

The major classes of investments of the Savings Plan Master Trust as of December 31, 2017 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$3,046,392	$—	$—	$3,046,392
Bristol-Myers Squibb Company Stock	748,632	—	—	748,632
Money Market Funds	196,558	—	—	196,558
Self-Directed Brokerage Accounts	123,316	—	—	123,316
Total	$4,114,898	$—	$—	4,114,898

Investments Measured at Net Asset Value^:
Common Collective Trusts				1,468,404
Net Assets of the Savings Plan Master Trust, at Fair Value				5,583,302
Net Assets of the Savings Plan Master Trust, at Contract Value (Note 5)				479,305
Total Net Assets of the Savings Plan Master Trust				$6,062,607

Plan's Interest in the Savings Plan Master Trust, at Fair Value				$62,959
Plan's Interest in the Savings Plan Master Trust, at Contract Value (Note 5)				9,245
Plan's Interest in the Savings Plan Master Trust				$72,204
Plan's Interest in the Savings Plan Master Trust, as a Percentage of the Total Investments				1%

The major classes of investments of the Savings Plan Master Trust as of December 31, 2016 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,430,767	$—	$—	$2,430,767
Bristol-Myers Squibb Company Stock	778,893	—	—	778,893
Money Market Funds	202,179	—	—	202,179
Self-Directed Brokerage Accounts	95,585	—	—	95,585
Total	$3,507,424	$—	$—	3,507,424

Investments Measured at Net Asset Value^:
Common Collective Trusts				1,295,806
Net Assets of the Savings Plan Master Trust, at Fair Value				4,803,230
Net Assets of the Savings Plan Master Trust, at Contract Value (Note 5)				508,211
Total Net Assets of the Savings Plan Master Trust				$5,311,441

Plan's Interest in the Savings Plan Master Trust, at Fair Value				$54,980
Plan's Interest in the Savings Plan Master Trust, at Contract Value (Note 5)				9,151
Plan's Interest in the Savings Plan Master Trust				$64,131
Plan's Interest in the Savings Plan Master Trust, as a Percentage of the Total Investments				1%

^In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Certain of the Plan's money market funds, mutual funds, self-directed brokerage accounts and CCTs include funds that are a party-in-interest to the Plan, which are further described in "Note 7 - Exempt Party-In-Interest Transactions."

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2017 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$11,099
Dividend income	129,578
Net appreciation in fair value of investments	736,417
Total net investment income	$877,094

Plan's share of net investment income in the Savings Plan Master Trust	$7,591

NOTE 5 – FIXED INCOME FUND

The Plan offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds synthetic GICs with various issuers in several fully benefit-responsive investment contracts. The synthetic GICs are direct investments between the Savings Plan Master Trust and issuer and meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Fixed Income Fund also holds two CCTs.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability to transact at contract value with the issuer, such as premature termination of the contracts, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Plan's loss of its qualified status. Plan management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value. There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. All contracts pay interest on a net basis. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

Fixed Income Fund investments in the Savings Plan Master Trust as of December 31, 2017 and 2016 were as follows:

(Dollars in Thousands)	2017	2016
Total Synthetic Guaranteed Investment Contracts, at Contract Value	$479,305	$508,211

Collective Trust Funds:
Wells Fargo Stable Return Fund, at Fair Value	34,773	32,963
Wells Fargo / BlackRock Short Term Investment Fund, at Fair Value	9,317	13,524
Total Fixed Income Fund Investments	$523,395	$554,698

NOTE 6 – RECONCILIATION TO FORM 5500

The Form 5500 requires the Savings Plan Master Trust to file a separate Form 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Plan does not report administrative expenses attributable to the Savings Plan Master Trust on the Plan Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Plan’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2017:

(Dollars in Thousands)
Plan’s share of net investment income in the Savings Plan Master Trust per the financial statements	$7,591
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(34)
Net investment income from Master Trust investment accounts per the Form 5500	$7,557

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended
December 31, 2017:

(Dollars in Thousands)
Total additions per the financial statements	$14,715
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(34)
Total income per the Form 5500	$14,681

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares in registered mutual funds or units in investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2017 and 2016, the fair value of the Plan's portion of investments managed by affiliates of Fidelity Trust were $36.3 million and $38.8 million. This includes the Company Stock Fund, which is further detailed below.

As of December 31, 2017 and 2016, the Plan's portion of shares held by the Savings Plan Master Trust were 0.4 million shares of Company common stock with a cost basis of $12.8 million in both years. During the year ended December 31, 2017, the Plan recorded dividend income on the Company’s common stock of $0.6 million, none of which was accrued at December 31, 2017. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

In addition, certain Plan participants borrowed from the Plan. As of December 31, 2017 and 2016, the outstanding loans of the Plan participants were $0.6 million in both years, with interest rates ranging from 4.25% to 5.25% and varying maturity dates. Plan participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)                        PLAN NUMBER: 007
EIN NUMBER: 22-0790350
BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Plan’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$ —	$72,204

*	Plan participants	Participant loans, with varying maturity dates ranging from 2018 to 2027, and interest rates ranging from 4.25% and 5.25%	—	586

		Total		$72,790

*     Denotes a party-in-interest to the Plan.
**     Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

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